Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

July 1, 2011

among

NATIONAL OILWELL VARCO, INC.,

NOV SUB A, INC.

and

AMERON INTERNATIONAL CORPORATION

i

TABLE OF CONTENTS

(CONTINUED)

ii

TABLE OF CONTENTS

(CONTINUED)

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SECTION 9.11	Headings	58
SECTION 9.12	Counterparts	58
SECTION 9.13	Currency	58

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 1, 2011, among National Oilwell Varco, Inc., a Delaware corporation (“Parent”), NOV Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Ameron International Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that it is in the best interest of the Company and the Company’s stockholders, and declared it advisable, to enter into this Agreement providing for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, in accordance with the DGCL, upon the terms and conditions contained herein, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent and Merger Sub have each (i) approved this Agreement and declared it advisable for Parent and Merger Sub to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, in accordance with the DGCL, upon the terms and conditions contained herein;

WHEREAS, upon consummation of the Merger, each issued and outstanding share of common stock, par value $2.50 per share of the Company (the “Company Common Stock”), will be converted into the right to receive $85.00 per share in cash, without interest, upon the terms and subject to the conditions of this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions with respect to the consummation of the transaction contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue under the name “Ameron International Corporation” as the surviving corporation of the Merger under the DGCL (the “Surviving Corporation”).

SECTION 1.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 11:00 a.m., Houston time, on a date to be specified by the parties, which shall be not later than the third (3rd) business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), at the offices of Locke Lord Bissell & Liddell LLP, 600 Travis Street, Suite 2800, Houston, Texas 77002, unless another time, date and/or place is agreed to in writing by Parent and the Company.

SECTION 1.03 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, simultaneously with the Closing, the parties hereto shall (a) file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and (b) make all other filings or recordings required under the DGCL to effect the Merger. The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

SECTION 1.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL.

SECTION 1.05 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.

(b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws, except that the references to Merger Sub’s name shall be replaced by references to Ameron International Corporation.

SECTION 1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

SECTION 2.01 Conversion of Securities. At the Effective Time, the following shall occur by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (including Company Restricted Shares but excluding (x) any Shares to be canceled pursuant to Section 2.01(b), (y) Shares owned by any direct or indirect wholly owned Subsidiary of the Company and not owned on behalf of a third person and (z) any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive an amount per Share (subject to any applicable withholding Tax specified in Section 2.02(f)) equal to $85.00 in cash, without interest (the “Merger Consideration”). At the Effective Time, each holder of any such Shares (other than holders of Dissenting Shares), including any Company Restricted Shares, whether or not restrictions have lapsed, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any declared but unpaid dividends upon surrender of such Shares in accordance with Section 2.02, without interest.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time and not held or owned on behalf of a third person shall be canceled automatically without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $2.50 per share, of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation.

SECTION 2.02 Exchange of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the deposit and payment of the (A) aggregate Merger Consideration, (B) aggregate amount of cash dividends, if any, that (1) (x) were declared prior to the date hereof related to the Company Restricted Shares, (y) were declared prior to the date hereof, as described on Section 3.03(a) of the Company Disclosure Letter, or (z) were declared after the date hereof and are expressly permitted hereunder to have been so declared, (2) have a record date prior to the Effective Time and (3) are unpaid at the Effective Time (the “Outstanding Dividends”) and (C) Option Payments in accordance with this Article II. Parent shall provide the Paying Agent with irrevocable instructions and authority to pay each respective holder of record (or otherwise pursuant to Section 2.02(b) below) of Certificates or Book-Entry Shares (other than any (x)

Shares canceled pursuant to Section 2.01(b), (y) Shares owned by any direct or indirect wholly owned Subsidiary of the Company and not owned on behalf of a third person and (z) any Dissenting Shares), as evidenced by a list of such holders certified by an officer of the Surviving Corporation or the Surviving Corporation’s transfer agent, the Merger Consideration upon surrender of Certificates or Book-Entry Shares and the amount of Outstanding Dividends due thereon. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and Company Stock Options and separate and apart from its other funds, as a trust fund, cash in an amount sufficient to pay the aggregate Merger Consideration and Outstanding Dividends required to be paid pursuant to Section 2.01(a) and the aggregate Option Payments required to be paid pursuant to Section 2.04(b) (such cash to pay the Merger Consideration, Outstanding Dividends and the Option Payments being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America and may be liquidated at any time without loss or penalty. If for any reason (including investment losses) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration and other amounts contemplated by this Section 2.02(a).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration and Outstanding Dividends pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent (or effective affidavit of loss in lieu thereof)) and (ii) instructions for use in effecting the surrender of the Certificates (or effective affidavit of loss in lieu thereof) in exchange for payment of the Merger Consideration and Outstanding Dividends. Upon surrender to the Paying Agent of a Certificate (or effective affidavit of loss in lieu thereof) for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of the Shares represented by such Certificate (or effective affidavit of loss in lieu thereof) shall be entitled to receive in exchange therefor the Merger Consideration and Outstanding Dividends pursuant to Section 2.01(a) in respect of the Shares formerly represented by such Certificate (or effective affidavit of loss in lieu thereof), and the Certificate so surrendered shall forthwith be canceled. As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) the amount of cash that such holder is entitled to receive pursuant to Section 2.02(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be canceled. If payment of the Merger Consideration and Outstanding Dividends pursuant to Section 2.01(a) is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered in the transfer records of the Company, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer or other Taxes required by reason of the payment of the Merger Consideration and Outstanding Dividends to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall establish to the reasonable satisfaction of Parent that such Tax is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate and Book-Entry Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and Outstanding Dividends to which the holder of such Certificate or Book-Entry Share is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II. The method of payment of cash for Shares converted into the right to receive the Merger Consideration and Outstanding Dividends shall be by wire transfer, bank check or other method that will provide a holder of Shares not later than second day funds. Parent shall instruct the Paying Agent to timely pay the Merger Consideration and Outstanding Dividends. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York time) on the date of the Closing, the Paying Agent will transmit to DTC or its nominees on the date of the Closing an amount in cash in immediately available funds equal to the sum of (x) the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration and (y) the Outstanding Dividends with respect to such Shares (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York time) on the date of the Closing, the Paying Agent will transmit to DTC or its nominee on the first business day after the date of the Closing an amount in cash in immediately available funds equal to the DTC Payment.

(c) No Further Rights. From and after the Effective Time, holders of Certificates and holders of Book-Entry Shares shall cease to have any rights as stockholders of the Company, except as provided herein or by Law.

(d) Termination of Exchange Fund. At any time that is more than one (1) year after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any Exchange Funds which had been deposited with the Paying Agent and have not been disbursed in accordance with this Article II (including interest and other income received by the Paying Agent in respect of the funds made available to it), and after the Exchange Funds have been delivered to Parent, Persons entitled to payment in accordance with this Article II shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for payment of the Merger Consideration and Outstanding Dividends upon surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon; provided, that such Person shall have no greater rights against Parent than may be accorded to general creditors of Parent under applicable Laws. Any portion of the Exchange Funds deposited with the Paying Agent remaining unclaimed as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(e) No Liability. None of the Paying Agent, Merger Sub, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) Withholding Rights. Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares (including Company Restricted Shares) and Company Stock Options, without duplications, such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax Laws. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration and Outstanding Dividends to which the holder thereof is entitled pursuant to Section 2.01(a).

SECTION 2.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. If, at or after the Effective Time, any Certificates are presented to the Paying Agent or Parent for any reason or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled against delivery of the Merger Consideration and Outstanding Dividends to which the holders thereof are entitled pursuant to Section 2.01(a), subject to applicable Law in the case of Dissenting Shares.

SECTION 2.04 Company Stock Options.

(a) As part of the Transactions (as defined in Section 3.04), the Company shall ensure that (i) immediately prior to the Effective Time, each outstanding option to purchase Company Common Stock granted under any Company Stock Plan shall become immediately vested and exercisable in full and each holder of such option shall have at least ten (10) days prior to the Effective Time during which to exercise such option (which exercise may be contingent upon the occurrence of the Effective Time), (ii) at the Effective Time, each option to purchase shares of Company Common Stock granted under the Company Stock Plans (each, a “Company Stock Option”) shall be canceled as of the Effective Time in exchange for the consideration contemplated by Section 2.04(b) to be paid by the Surviving Corporation to each former holder of any such canceled Company Stock Option as promptly as practicable after the Effective Time and (iii) at the Effective Time, all of the Company Stock Plans shall be terminated, in each case, in accordance with and pursuant to the terms of the Company Stock Plans.

(b) Each holder of a Company Stock Option that is outstanding and unexercised as of the Effective Time, whether or not exercisable at the Effective Time, and has an exercise price per share of Company Common Stock that is less than the per share Merger Consideration shall be entitled to receive and shall (subject to the provisions of this Section 2.04) be paid out of the Exchange Fund as promptly as practicable after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash (subject to any applicable withholding Taxes) equal to (i) the difference between the per share Merger Consideration and the applicable exercise price per share of such Company Stock Option, multiplied by (ii) the aggregate number of Shares issuable upon exercise, whether or not exercisable at the Effective Time, of such Company Stock Option (the “Option Payment”). Any such payments shall be subject to all applicable federal, state and local Tax withholding requirements, and shall be made by wire transfer, bank check or other method that will provide a holder of Shares not later than second day funds. Parent shall instruct the Paying Agent to timely pay the Option Payments. If, however, the exercise price per share of Company Common Stock of a Company Stock Option is equal to or greater than the per share Merger Consideration, such Company Stock Option shall be canceled without any cash payment being made in respect thereof.

SECTION 2.05 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any stockholder that is entitled to demand and properly demands the appraisal for such Shares (the “Dissenting Shares”) pursuant to, and that complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into, or represent the right to receive, the Merger Consideration. Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of Section 262; provided, however, that all Dissenting Shares held by any stockholder that shall have failed to perfect or that otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such Shares under Section 262 or a court of competent jurisdiction shall determine that such stockholder is not entitled to the relief provided by Section 262, then such stockholder or stockholders (as the case may be) shall forfeit such rights as are granted by Section 262 and each such Dissenting Share shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration and Outstanding Dividends, without any interest thereon, upon surrender of such stockholder’s Certificates or Book-Entry Shares in the manner provided in Section 2.02. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 and as provided in the preceding sentence.

(b) The Company shall give Parent (i) notice as promptly as practicable of any demands received by the Company for appraisal of any Shares and withdrawals of such demands and (ii) the right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands, except to the extent it is expressly required to do so by court order.

SECTION 2.06 Adjustment of Merger Consideration. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the Merger Consideration and any other similarly dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in the letter delivered to Parent and Merger Sub on or before the date of this Agreement (the “Company Disclosure Letter”) or as disclosed in the SEC Reports filed on or after December 1, 2010 and publicly available prior to the date of this Agreement (other than any risk factor disclosure or forward-looking statements included in such SEC Reports, in each case, other than any specific factual information contained therein), the Company hereby makes the following representations and warranties to Parent and Merger Sub. The parties acknowledge and agree that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face.

SECTION 3.01 Organization and Qualification; Subsidiaries.

(a) Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization, and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect. Each of the Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing (where such concept exists), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing, individually or in the aggregate, that have not resulted in and would not reasonably be expected to result in a Material Adverse Effect.

(b) Section 3.01(b) of the Company Disclosure Letter sets forth a true and complete list of (i) all the Company’s Subsidiaries and the jurisdiction of organization thereof and (ii) any other Equity Interest in any Person owned by the Company or any of its Subsidiaries. All the outstanding Equity Interests of each Subsidiary of the Company and in any other Person are owned, directly or indirectly, by the Company free and clear of any Liens, other than Liens securing Company or Subsidiary indebtedness. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which any of them are bound relating to the voting of any shares of capital stock of the Company’s Subsidiaries.

SECTION 3.02 Certificate of Incorporation and Bylaws. The Company has made available to Parent a complete and correct copy of the Certificate of Incorporation and the Bylaws, or equivalent organizational documents, in each case as amended to date (“Organizational Documents”), of the Company and each of its Subsidiaries. Such Organizational Documents are in full force and effect and no other organizational documents are applicable or binding upon the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is, nor has the Company been, in material violation of any of the provisions of its Organizational Documents. No Subsidiary of the Company has been in material violation of any of the provisions of its Organizational Documents. Except as set forth on Section 3.02 of the Company Disclosure Letter, the Company has made available to Parent complete and correct copies of the minutes of all meetings of the Company Board (and each committee thereof) and of the stockholders of the Company, in each case since January 1, 2006.

SECTION 3.03 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 24,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”). As of the close of business on June 30, 2011, (w) 9,069,126 shares of Company Common Stock are issued and outstanding (including 53,628 Company Restricted Shares), all of which are validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (x) 2,989,016 shares of Company Common Stock are held in the treasury of the Company, (y) no shares of Company Common Stock are held by the Company’s Subsidiaries and (z) 21,052 shares of Company Common Stock are issuable upon exercise of outstanding Company Stock Options granted under the Company Stock Plans at a weighted average per share exercise price of $45.23. As of the close of business on June 30, 2011, 144,100 shares of Company Common Stock are reserved for future issuance in connection with the Company Stock Plans (including shares reserved pursuant to outstanding Company Stock Options). All of the aforesaid shares of Company Common Stock and Company Stock Options have been offered, sold and delivered by the Company in compliance in all material respects with all applicable federal and state securities laws. No shares of Preferred Stock are issued and outstanding. Except as set forth above in this Section 3.03(a) or on Section 3.03(a) of the Company Disclosure Letter, there are no (A) options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries, (B) outstanding voting securities of the Company or any of its Subsidiaries (other than Company Common Stock) or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (C) outstanding equity equivalents, interests in the ownership or earnings of the Company or similar rights. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any issued or unissued shares of Company Common Stock or any Equity Interests of any Subsidiary of the Company or any other Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company or any other Person, other than pursuant to the Company Benefit Plans. None of the Company or any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of the Company or any of its Subsidiaries or any other Contract relating to the holding, disposition, voting or dividends with respect to any issued or unissued Equity Interests of the Company or of any of its Subsidiaries, or that restricts the transfer of any issued or unissued Equity Interests of the Company. Except as set forth on Section 3.03(a) of the Company Disclosure Letter, as of the date hereof, all dividends on the Company Common Stock that have been declared or have accrued prior to the date hereof have been paid in full to the Company’s paying agent.

(b) Each outstanding share of capital stock or other Equity Interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or other Equity Interest is owned by the Company or another of its Subsidiaries free and clear of all options, rights of first refusal, agreements, limitations on the Company’s or any of its Subsidiaries’ voting, dividend or transfer rights, charges and other encumbrances or Liens (other than Liens securing Company indebtedness) of any nature whatsoever.

(c) Except as set forth on Section 3.03(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any outstanding indebtedness for borrowed money not reflected in the Financial Statements.

SECTION 3.04 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the required approval and adoption of this Agreement and the Transactions by the Company’s stockholders (the “Company Stockholder Approval”), to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby (collectively, the “Transactions”). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval, and to the filing of the Certificate of Merger with the Secretary of State of Delaware as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, valid execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

SECTION 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Organizational Documents of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained and that all filings and other actions described in Section 3.05(b) have been made or taken, conflict with or violate any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, executive order, judgment, injunction, decree or other order (“Law”) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) except as set forth on Section 3.05(a)(iii) of the Company Disclosure Letter, result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in the loss of a material benefit under, give rise to a right or obligation to purchase or sell assets or securities under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) on any property or asset of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except with respect to clauses (ii) and (iii) above for those conflicts, violations, breaches, defaults, losses, rights or other occurrences that, or for which the failure to obtain such consents, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. As of the date hereof, the Company has not been advised of any reason why the consents required under the contracts set forth on Section 3.05(a)(iii) of the Company Disclosure Letter could not be obtained prior to the Closing.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, provincial, federal, state or local government, regulatory or administrative authority, or any court, tribunal or judicial or arbitral body (a “Governmental Authority”), except (i) as may be required by the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement, (iii) any filings required under the rules and regulations of the New York Stock Exchange (the “NYSE”), (iv) the filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (v) as may be required pursuant to state securities, takeover and “blue sky” laws, (vi) any filings and consents required under any Antitrust Law, (vii) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or (viii) as otherwise listed on Section 3.05(b) of the Company Disclosure Letter.

SECTION 3.06 Company Permits; Compliance.

(a) Each of the Company and each of its Subsidiaries is in possession of all grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have any of the Permits would not reasonably be expected to result in a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, except where the suspension or cancellation of any of the Permits would not reasonably be expected to result in a Material Adverse Effect. Each of the Company and each of its Subsidiaries is, and has been, in compliance with, and has taken any necessary steps to become in compliance with: (i) any Material Contract or Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound; and (ii) any Law applicable to such entity or by which any property or asset of such entity is bound or affected; and all notices, reports, documents and other information required to be filed under any Material Contract, Permit or Law were properly filed and were in compliance with such Material Contract, Permit or Law, except where such failure to file or to be in compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty is made in this Section 3.06(a) with respect to (a) the Securities Act or the Exchange Act, which are covered in Section 3.07 and Section 3.08, (b) employee benefit and ERISA matters, which are covered in Section 3.11 and Section 3.12, (c) applicable Laws with respect to Taxes, which are covered in Section 3.15, and (d) environmental matters, which are covered in Section 3.16.

(b) The Company and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to provide that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has established and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Management of the Company has completed its assessment of the effectiveness of the Company’s internal control of financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended November 30, 2010, and such assessment concluded that such controls were effective. Since November 30, 2010, any material change in internal control over financial reporting required to be disclosed in any SEC Reports has been so disclosed.

(c) Except as set forth on Section 3.06(c) of the Company Disclosure Letter, since December 1, 2010, and as of the date hereof, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after November 30, 2010, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing received after the date of this Agreement that have no reasonable basis), and (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after November 30, 2010, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

SECTION 3.07 SEC Reports; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed with the SEC all forms, reports, statements, schedules and other documents required to be filed by it since December 1, 2006 (as amended to date, the “SEC Reports”). The Company has delivered or made available to Parent copies of all such SEC Reports. As of their respective dates, or, if amended, as of the date of the last such amendment, the SEC Reports complied as to form in all material respects in accordance with the then-applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and in each case, the rules and regulations promulgated thereunder. None of the SEC Reports, at the time they were filed, or, if amended, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any form, report or other document with the SEC. Except as set forth on Section 3.07(a) of the Company Disclosure Letter, as of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the SEC Reports.

(b) Each of the consolidated financial statements included in the SEC Reports, in each case, including any related notes and schedules thereto, as filed with the SEC (the “Financial Statements”) fairly presents in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, which are not expected to be significant). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q or Form 8-K or any successor forms under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Except (i) as reflected or reserved against on the consolidated balance sheet of the Company (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the three (3) months ended February 27, 2011, (ii) for liabilities or obligations incurred in the ordinary course of business since February 27, 2011, (iii) for liabilities and obligations incurred pursuant to the Transactions, (iv) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business in a manner consistent with past practice prior to the date of this Agreement and (v) for liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, to the Company’s knowledge, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, either matured or unmatured.

(d) Except as set forth on Section 3.07(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is indebted to any director or officer of the Company or any of its Subsidiaries (except for amounts due as normal salaries and bonuses or in reimbursement of ordinary business expenses and directors’ fees), and no such person is indebted to the Company or any of its Subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Item 402 or 404 of Regulation S-K promulgated by the SEC.

SECTION 3.08 Information Supplied.

(a) Each document required to be filed by the Company with the SEC in connection with the Transactions (the “Company Disclosure Documents”), including the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act (together with all amendments and supplements thereto, the “Proxy Statement”), to be filed with the SEC in connection with the Merger, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) None of the information included or incorporated by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) The representations and warranties contained in this Section 3.08 will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Merger Sub or Parent or any of their Representatives specifically for use therein.

SECTION 3.09 Absence of Certain Changes or Events. Except as set forth on Section 3.09 of the Company Disclosure Letter, as of the date hereof:

(a) Since November 30, 2010, there has not been any Material Adverse Effect or any event or circumstance that has had or would reasonably be expected to result in a Material Adverse Effect.

(b) Since November 30, 2010, except as expressly contemplated by this Agreement, the Company and its Subsidiaries have conducted their business only in the ordinary course of business and in a manner consistent with past practice.

(c) Since November 30, 2010, except as expressly contemplated by this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01(b), 5.01(f)(i), 5.01(f)(v), 5.01(f)(vi), or 5.01(i).

(d) Since November 30, 2010, the Company and its Subsidiaries have not incurred any indebtedness for borrowed money in excess of $2,000,000, other than such indebtedness that draws on revolving credit lines in place on the date hereof (or replacements thereof).

SECTION 3.10 Absence of Litigation. As of the date hereof, except as set forth on Section 3.10 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any, and there is no pending or as to which the Company or its Subsidiaries has received any written notice of assertion of a litigation, suit, claim, action, proceeding, hearing, arbitration, petition, grievance, review, complaint, audit, examination or investigation (an “Action”), that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect. As of the date hereof, there is no judgment, decree, injunction, writ or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries (or any of their respective assets or properties) that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect. Section 3.10 of the Company Disclosure Letter sets forth a list of all pending written notices of assertion of litigation, suits, proceedings, arbitrations, and investigations outstanding as of the date hereof to which the Company or any of its Subsidiaries is subject, involving (a) monetary claims against the Company or any of its Subsidiaries for more than $500,000 or (b) a request for injunctive relief.

SECTION 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has made available to Parent a current, accurate and complete copy thereof, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) the most recent summary plan description and summaries of material modifications; and (iv) the most recent Form 5500 and attached schedules, and, to the extent applicable, actuarial valuation reports and audited financial statements for the past three (3) years.

(b) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination, advisory and/or opinion letter, as applicable, from the Internal Revenue Service (the “IRS”) as to its qualification (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the knowledge of the Company, no event has occurred that would reasonably be expected to result in disqualification of such

Company Benefit Plan. Each of the Company Benefit Plans has been operated and administered in accordance with its terms and with all applicable Laws, including ERISA and the Code, and the terms of any applicable collective bargaining agreements. All contributions required to be made to the Company Benefit Plans pursuant to their terms, the Code, ERISA, and any other applicable Laws have been timely made. There are no pending or, to the knowledge of the Company, threatened Actions by or on behalf of any of the Company Benefit Plans by any employee or beneficiary covered under any Company Benefit Plan, by the IRS, the U.S. Department of Labor, the Pension Benefit Guarantee Corporation or other Governmental Authority, or otherwise involving any Company Benefit Plan (other than routine claims for benefits) that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect on the Company.

(c) Except as set forth on Section 3.11(c) of the Company Disclosure Letter, (x) neither the Company, any of its Subsidiaries nor any ERISA Affiliate has ever sponsored, contributed to, or had or has any liability respecting, an employee benefit plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, and (y) no Company Benefit Plan, and no employee benefit plan sponsored or contributed to by an ERISA Affiliate is (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iii) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(d) No event has occurred and, to the knowledge of the Company, no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any ERISA Affiliate, to any material Tax, Lien, fine, penalty or other liability imposed by ERISA, the Code or other applicable Law. Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is listed on Section 3.11(d) of the Company Disclosure Letter and has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder.

(e) Except as set forth on Section 3.11(e) of the Company Disclosure Letter, no Company Benefit Plan provides health or welfare benefits (whether or not insured), with respect to current or former employees or directors of the Company or any of its Subsidiaries or other person beyond their retirement or other termination of service, other than (i) health continuation coverage as required by Section 4980B of the Code, the full cost of which is borne by the current or former employee or director or other person or (ii) as required under any Company Benefit Plan that provides long-term disability benefits that have been fully provided by insurance thereunder.

(f) Except as set forth on Section 3.11(f) of the Company Disclosure Letter, none of the negotiation or the execution of this Agreement, the obtaining of the Stockholder Approval or the consummation of the Merger or other transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits, or trigger any other obligation, under any Company Benefit Plan, or (iii) result in the payment of any amount that would not be deductible as a result of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

(g) Neither the Company nor any of its Subsidiaries is subject to any material liability, Tax or penalty whatsoever to any Person or agency whomsoever as a result of engaging in a prohibited transaction under ERISA or the Code, and to the knowledge of the Company, no circumstances exist which could result in any material liability, Tax or penalty (including a penalty under Section 502 of ERISA) on the Company or any of its Subsidiaries as a result of a breach of any duty under ERISA or under other Laws.

(h) Except as set forth on Section 3.11(h) of the Company Disclosure Letter, no Company Benefit Plan is maintained outside of the United States for the benefit of employees employed outside of the United States.

SECTION 3.12 Labor and Employment Matters.

(a) Except as set forth on Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to, bound by, or in the process of negotiating, a collective bargaining agreement, work rules or practices, or similar labor-related agreement or understanding with any labor union or labor organization.

(b) Except as set forth on Section 3.12(b) of the Company Disclosure Letter, as of the date of this Agreement, none of the employees of the Company or any of its Subsidiaries is represented by a labor union or other labor organization and (i) there is no organizational effort currently being made or threatened by or on behalf of any labor union or labor organization to organize any employees of the Company or any of its Subsidiaries, (ii) no written demand for recognition of any employees of the Company or any of its Subsidiaries has been made by or on behalf of any labor union or labor organization and (iii) no petition has been filed, nor has any proceeding been instituted by any employee of the Company or any of its Subsidiaries or group of employees of the Company or any of its Subsidiaries with any labor relations board or commission of any Governmental Authority seeking recognition of a collective bargaining representative.

(c) Except as set forth on Section 3.12(c) of the Company Disclosure Letter, as of the date of this Agreement, except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect on the Company, there is no pending or threatened strike, lockout, work stoppage, slowdown or picketing with respect to or involving any employees of the Company or any of its Subsidiaries, and there has been no such action or event in the past six (6) years.

(d) Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance with all obligations of the Company or any of its Subsidiaries under any employment agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding.

(e) Except as set forth on Section 3.12(e) of the Company Disclosure Letter, as of the date of this Agreement, there is no arbitration, administrative hearing, formal claim of unfair labor practice, other union- or labor-related Action or other formal claim or investigation of wrongful discharge, formal claim or investigation of employment discrimination or retaliation, or claim or investigation of sexual harassment, against the Company or any of its Subsidiaries.

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance with all Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes, except where any failure to comply would not reasonably be expected to result in a Material Adverse Effect on the Company.

(g) Except as set forth on Section 3.12(g) of the Company Disclosure Letter, during the preceding three (3) years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.

(h) Each person employed by the Company or any of its Subsidiaries was or is properly classified as exempt or non-exempt in accordance with applicable overtime Laws, and no person treated as an independent contractor or consultant by the Company or any of its Subsidiaries should have been properly classified as an employee under applicable Law, except to the extent that any such misclassification would not reasonably result in a material liability to the Company or any of its Subsidiaries.

SECTION 3.13 Real Property; Title to Assets.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the Company Real Property used in connection with the business of the Company or any of its Subsidiaries, or owned or leased by the Company or any of its Subsidiaries, including:

(i) with respect to each parcel of Company Owned Real Property, (A) the street address of such parcel of Company Owned Real Property and (B) the current owner of such parcel of Company Owned Real Property; and

(ii) with respect to each lease of Company Leased Real Property, (A) the street address of such parcel of Company Leased Real Property and (B) the parties to and the date of such lease.

(b) The Company and each of its Subsidiaries has good and marketable title to all of the Company Owned Real Property, free and clear of all Liens, except Permitted Liens. Except as set forth on Section 3.13(b) of the Company Disclosure Letter, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Company Owned Real Property or any portion thereof or interest therein. There are no leases, subleases, licenses, concessions or other agreements (written or oral) granting any person the right to use or occupy the Company Owned Real Property except as set forth on Section 3.13(b) of the Company Disclosure Letter. Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect on the Company, and except as set forth on Section 3.13(b) of the Company Disclosure Letter, with respect to each parcel of Company Owned Real Property: (i) all buildings, structures, fixtures and improvements on the Company Owned Real Property are in good condition and repair, ordinary wear and tear excepted, and (ii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any parcel of Company Owned Real Property or any portion thereof or interest therein.

(c) All Company Leased Real Property is leased by the Company and its Subsidiaries (as the case may be) under valid and subsisting leases or subleases. Neither the Company nor any of its Subsidiaries has received written notice of any material breach or default, by the Company or any Subsidiary under any lease or sublease pursuant to which it occupies any Company Leased Real Property (other than breaches or defaults that have been cured) or of any cancellation or termination thereunder. The Company does not have knowledge of any condition, event or circumstance that with notice or lapse of time, or both, would constitute a material breach or default by the Company or any Subsidiary under any such lease or sublease. Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect on the Company, and except as set forth on Section 3.13(c) of the Company Disclosure Letter: (i) all buildings, structures, fixtures and improvements on the Company Leased Real Property are in good condition and repair, ordinary wear and tear excepted, and (ii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any parcel of Company Leased Real Property or any portion thereof or interest therein.

(d) The Company and its Subsidiaries own, lease or have the right to use all the Company Real Property and material assets for the conduct of their respective business free and clear of all Liens, except Permitted Liens. In the case of material leased equipment and other material tangible assets, the Company and its Subsidiaries hold valid leasehold interests in such assets, free and clear of all Liens, except Permitted Liens.

(e) Section 3.13(e) of the Company Disclosure Letter sets forth an accurate listing of each lease of real property pursuant to which the Company or any of its Subsidiaries acts as lessor.

SECTION 3.14 Intellectual Property. The Company and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such trademarks, trade names, service marks and copyrights, know how, computer software programs or applications, databases and tangible or intangible proprietary information or material (collectively, the “Company Intellectual Property”) that are necessary to conduct the business of the Company and its Subsidiaries as currently conducted, subject to such exceptions that have not and would not be reasonably likely to have a Material Adverse Effect. Subject to such exceptions that have not and would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, (a) none of the Company Intellectual Property is the subject of any pending or threatened Action, (b) no person, entity or Governmental Authority has given written notice to the Company or its Subsidiaries claiming (i) that any of the Company Intellectual Property is invalid, (ii) that the use of any of the Company Intellectual Property is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright, or (iii) that the Company or any of its Subsidiaries has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, and (c) the Company has no knowledge of any third-party rights or conduct that infringes or conflicts with the Company Intellectual Property.

SECTION 3.15 Taxes. Except as set forth on Section 3.15 of the Company Disclosure Letter:

(a) The Company and its Subsidiaries (i) have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws, and (ii) have timely paid all material Taxes due and payable. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. All Taxes required to have been withheld by the Company and its Subsidiaries have been withheld and paid to the applicable Tax authorities in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(b) There are no pending or, to the knowledge of the Company, threatened Actions in respect of any Tax or Tax matter of the Company or any of its Subsidiaries. No claim has ever been made in writing by a Tax authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary is subject to Tax by such jurisdiction. Any deficiency for any material amount of Tax that has been asserted or assessed by any Tax authority against the Company or any of its Subsidiaries (i) has been satisfied by payment, settled or withdrawn or (ii) is being contested in good faith and the Company or the appropriate Subsidiary of the Company has set aside adequate reserves in accordance with GAAP. There are no Tax liens on any assets of the Company or any of its Subsidiaries (other than any liens for Taxes not yet due and payable).

(c) Neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or non-U.S. tax law) and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or non-U.S. tax law).

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing, (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) or (iv) election under Section 108(i) of the Code.

(f) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement, Tax indemnity agreement or any other agreement of a similar nature, except for agreements solely with each other, or real property triple net leases to which the Company is a party. Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (as defined in Section 1504(a) of the Code or any similar provision of state, local or non-U.S. law) filing a consolidated federal income Tax return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provisions of state, local or non-U.S. law), as transferee or successor, by contract, or otherwise, except for any liability for Taxes by reason of agreements solely with each other, or real property triple net leases to which the Company is a party.

(h) Neither the Company nor any of its Subsidiaries has distributed stock of any Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(j) For purposes of this Agreement:

(i) “Tax” or “Taxes” means any and all federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or Tax authority, whether disputed or not.

(ii) “Tax Returns” means any and all returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 3.16 Environmental Matters.

(a) Except as set forth on Section 3.16 of the Company Disclosure Letter, and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) the Company and its Subsidiaries comply, and within all applicable statute of limitation periods have complied, with all applicable Environmental Laws; (ii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any release of, or any exposure of any person or property to, any Hazardous Substance; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any orders, decrees or injunctions issued by, or other arrangements with, any Governmental Authority or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (vi) there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to cause the Company or any of its Subsidiaries to become subject to any claims, liabilities, investigations or costs, or to restrictions on the ownership, use or transfer of any property, pursuant to any Environmental Law; and (vii) the Company and its Subsidiaries have all of the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such Environmental Permits are in good standing.

(b) For purposes of this Agreement:

(i) “Environmental Law” means any federal, state, local or foreign Law, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, preservation, investigation, remediation or restoration of environmental quality, health and safety, or natural resources, or (B) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(ii) “Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Law.

(iii) “Hazardous Substance” means: (A) any substance that is listed, classified or regulated pursuant to or that could result in liability under any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Authority pursuant to any Environmental Law.

SECTION 3.17 Material Contracts.

(a) Except as filed (or incorporated by reference) as an exhibit to a SEC Report filed on or after December 1, 2010, and except for the Company Benefit Plans, each of the following contracts, agreements or arrangements of the Company and any of its Subsidiaries is set forth on Section 3.17(a) of the Company Disclosure Letter:

(i) any agreement relating to the borrowing of money or the extension of credit (other than agreements among direct or indirect wholly owned Subsidiaries of the Company, and other than any agreements that generate account receivables, trade payables or other account payables in the ordinary course of business consistent with past practice) for amounts in excess of $50,000 individually or $500,000 in the aggregate;

(ii) any material joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, strategic alliance or joint venture;

(iii) any agreement or series of related agreements, including any option agreement, entered into on or after December 1, 2010, or not yet consummated, relating to the acquisition or disposition of any material business or material real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv) any agreement (including any exclusivity agreement) that purports to limit or restrict in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Corporation or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business in which the Company or any of its Subsidiaries is currently engaged, including any covenant not to compete, or that could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries;

(v) any agreement providing for the production by the Company or any of its Subsidiaries of any product on an exclusive or requirements basis or the purchase by the Company or any of its Subsidiaries of any product on an exclusive or output basis, in each case not entered into in the ordinary course of business consistent with past practice;

(vi) (A) with respect to the Company’s Water Transmission Group, the ten (10) largest sales agreements, by revenue, during the three years preceding the date hereof and (B) with respect to the Company’s other business lines, any sales agreement having a value in excess of $2,000,000 during the three years preceding the date hereof;

(vii) (A) with respect to the Company’s Water Transmission Group, the ten (10) largest supply agreements, by dollar amount, during the three years preceding the date hereof, and (B) with respect to the Company’s other business lines, any supply agreement (1) having an expected value in excess of $1,000,000 from the date hereof through the remainder of its term and (2) that (x) has a term ending after the first anniversary of the date hereof, (y) has a fixed price or a price that is fixed based on a variable index input, or (z) requires that the Company or its Subsidiaries purchase a minimum quantity;

(viii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), other than Company Benefit Plans; and

(ix) any agreement by which the Company or any of its Subsidiaries licenses or otherwise permits any other Person (other than the Company or its Subsidiaries) to use, enforce or register any patents owned by the Company or any of its Subsidiaries.

(b) The agreements, arrangements and plans that are required to be set forth on Section 3.17(a) of the Company Disclosure Letter, or that would be required to be set forth but for the filing (or incorporation by reference) thereof as exhibits to the SEC Reports filed on or after December 1, 2010, are referred to herein as the “Material Contracts.” Except as would not individually or in the aggregate have a Material Adverse Effect, each Material Contract is a valid and binding obligation of the Company or one of its Subsidiaries and is in full force and effect and enforceable against the Company or one of its Subsidiaries and, to the knowledge of the Company, the other party or parties thereto, in each case in accordance with its terms, other than any Material Contract which is by its terms no longer in force or effect and except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity. The Company and its Subsidiaries are not, and to the Company’s knowledge each other party to each such Material Contract is not, in violation or breach of or in default under any Material Contract, except to the extent any such violation, breach or default would not individually or in the aggregate have a Material Adverse Effect.

SECTION 3.18 Insurance. Except as set forth on Section 3.18 of the Company Disclosure Letter, the Company and its Subsidiaries maintain policies of insurance in such amounts and against such risks as are customary in the industry in which the Company and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, all such insurance policies are in full force and effect.

SECTION 3.19 Board Approval; State Antitakeover Statutes; Vote Required.

(a) The Company Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) approved this Agreement, (ii) determined that the Merger Consideration is fair to the Company’s stockholders and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (collectively, the “Company Board Recommendation”).

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub as set forth in Section 4.10, no “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (including Section 203 of the DGCL) applicable to the Company (collectively, “Takeover Laws”) shall be applicable to the Merger or the other Transactions as currently contemplated by this Agreement.

(c) The only vote of the holders of any class or series of capital stock or other securities of the Company necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock in favor of the adoption of this Agreement (the “Stockholder Approval”).

SECTION 3.20 Improper Gifts and Payments. Except as set forth on Section 3.20 of the Company Disclosure Letter, neither the Company, nor any of its Subsidiaries, nor any of their affiliates or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, Federal or state law, (b) paid, accepted or received any unlawful contributions, payments, expenditures or gifts or (c) violated or operated in noncompliance in any material respect with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations.

SECTION 3.21 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board shall receive a written opinion from Bank of America Merrill Lynch dated as of the date of this Agreement and addressed to the Company Board to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Merger is fair to such stockholders. An executed copy of the opinion has been delivered to Parent for informational purposes only.

SECTION 3.22 Brokers. Except for Bank of America Merrill Lynch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a complete and correct copy of any engagement letter between the Company and Bank of America Merrill Lynch pursuant to which Bank of America Merrill Lynch could be entitled to any payment from the Company relating to the Transactions.

SECTION 3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries with respect to any other information provided to Parent or Merger Sub in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement.

SECTION 4.02 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

SECTION 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, materially conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the Exchange Act, (ii) the filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of the Subsidiaries is qualified to do business, (iii) as required pursuant to state securities, takeover and “blue sky” laws, (iv) any filing required under the rules and regulations of the NYSE, (v) any filings and consents required under any Antitrust Law and (vi) any other consent, approval, authorization, permit, action, filing or notification, the failure of which to make or obtain would not reasonably be expected to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

SECTION 4.04 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub or any of their directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement will, on the date the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.05 Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, and was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 4.06 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.07 Cash Available. Parent shall have cash available sufficient to pay the aggregate Merger Consideration, aggregate Option Payments and aggregate Outstanding Dividends at the Effective Time.

SECTION 4.08 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, as of the date hereof (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Authority and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Authority.

SECTION 4.09 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Transactions, and the vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holder of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Transactions.

SECTION 4.10 Ownership of Shares. Neither Parent nor Merger Sub nor any of Parent’s affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated or permitted by this Agreement, or disclosed on Section 5.01 of the Company Disclosure Letter, or unless Parent shall otherwise consent (which consent will not be unreasonably withheld, conditioned or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in compliance with applicable Law, and the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to preserve the assets and properties of the Company and its Subsidiaries in good repair and condition and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any of its Subsidiaries has material business relations, in each case in the ordinary course of business and in a manner consistent with past practice. Except as expressly contemplated or permitted by any other provision of this Agreement or disclosed on Section 5.01 of the Company Disclosure Letter, the Company agrees that neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed, other than with respect to Section 5.01(a), (c), (d), (e), (f) (other than (f)(ii), (f)(iii) and (f)(iv)), (g), (h), (l) or (n)):

(a) amend or otherwise change its Organizational Documents, except as expressly contemplated by Section 1.05(b);

(b) sell, lease, license, pledge, dispose of, grant, encumber or otherwise subject to any Lien (other than a Permitted Lien), or authorize such sale, lease, license, pledge, disposition, grant or encumbrance of or subjection to such Lien (other than a Permitted Lien), any properties or other assets of the Company or any of its Subsidiaries, except (i) in the ordinary course of business consistent with prior practice and (ii) as would not result in consideration received in excess of $1,000,000 in the aggregate;

(c) issue, sell, pledge, dispose of, grant, encumber or otherwise subject to any Lien or authorize such issuance, sale, pledge, disposition, grant or encumbrance of or subjection to such Lien, any shares of any class of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any of its Subsidiaries, other than (i) the issuance of Shares issuable pursuant to employee stock options outstanding on the date hereof and granted under Company Stock Plans as in effect on the date hereof, (ii) the issuance of Company Stock Options and Company Restricted Shares under the Company Stock Plans as permitted under Section 5.01 of the Company Disclosure Letter, or (iii) the issuance by a wholly owned Subsidiary of the Company of capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of the Company;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (i) dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company or any other Subsidiary of the Company, and (ii) dividends declared and paid consistent with past practice, which in no event shall exceed $0.30 per share per quarter;

(e) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire (except in connection with repurchases by the Company to pay Taxes applicable to the vesting of Company Restricted Shares, cashless exercises or similar transactions pursuant to the exercise of Company Stock Options or settlements of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof as permitted under Section 5.01(c)), directly or indirectly, any capital stock or other Equity Interests of the Company or any of its Subsidiaries;

(f) except as set forth on Section 5.01 of the Company Disclosure Letter, (i) acquire (including by merger, consolidation, acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization (or any division thereof) or any property or asset, except (A) assets (other than real property) that do not exceed $5,000,000 in the aggregate other than in the ordinary course of business consistent with past practice and (B) capital expenditures made in accordance with clause (iii) below; (ii)(A) repurchase, repay or incur any indebtedness, issue any debt securities, assume or endorse, or otherwise become responsible for, the obligations of any person, or grant any security interest in any of its assets, in each case other than such indebtedness or obligations that draws on revolving credit lines in place on the date of the execution of this Agreement (or replacements thereof), or (B) make any loans or advances, other than in the ordinary course of business consistent with past practice; (iii) authorize, or make any commitment with respect to, any single capital expenditure in excess of $1,000,000 or capital expenditures that are, in the aggregate, in excess of $5,000,000, except (A) with respect to the current fiscal year, as contemplated by the Company’s budget for the current fiscal year, a copy of which the Company has made available to Parent, and (B) with respect to any future fiscal year, in the ordinary course of business consistent with past practice; (iv) acquire, enter into or extend any option to acquire, or exercise an option to acquire, real property; (v) enter into any new line of business; or (vi) make investments in Persons other than the Company or its direct or indirect wholly owned Subsidiaries;

(g) except (x) as required to ensure that any Company Benefit Plan in effect on the date of this Agreement is not then out of compliance with the terms of such Company Benefit Plan or with applicable Law, (y) as required by applicable Law (including Section 409A of the Code) and (z) as set forth on Section 5.01 of the Company Disclosure Letter: (i) increase the compensation payable, or to become payable, or the benefits provided to its current or former directors, officers or employees; (ii) grant any retention, severance or termination pay to, or enter into any employment (other than standard form employment agreements in foreign jurisdictions), bonus, change of control or severance agreement with, any current or former director, officer or other employee of the Company or of any of its Subsidiaries; (iii) establish, adopt, enter into, terminate or amend any Company Benefit Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement for the benefit of any director, officer or employee except as required by Law and other than any such adoption or amendment required by Law or that does not increase the cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit plan; (iv) loan or advance any money or other property to any current or former director, officer or employee of the Company or its Subsidiaries (other than advances in connection with any indemnification obligations of the Company or any of its Subsidiaries existing as of the date of this Agreement); or (v) grant any equity or equity-based awards except as permitted under Section 5.01(c) (provided that equity awards may be transferred in accordance with the terms of the applicable plan document or agreement);

(h) change any of the material accounting policies, practices or procedures (including material Tax accounting policies, practices and procedures) used by the Company and its Subsidiaries as of the date hereof, except as may be required as a result of a change in applicable Law or in GAAP;

(i) (i) settle or dismiss any Action threatened against, relating to or involving the Company and any of its Subsidiaries in connection with any business, asset or property of the Company and any of its Subsidiaries, other than in the ordinary course of business but not (A) in excess of $1,000,000 in any individual case, and $5,000,000 in the aggregate, in each case net of insurance proceeds payable, or (B) in a manner that would prohibit or materially restrict in any material respect the operation of the Company or (ii) commence any Action reasonably expected to result in a cost to the Company in excess of $1,000,000;

(j) fail to maintain in full force and effect insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses with comparable coverage to the Company’s insurance policies in effect on the date of this Agreement;

(k) other than in the ordinary course of business consistent with past practice (i) modify, amend in any material respect, waive any material right under or terminate any Material Contract or (ii) enter into any new Contract that would have been considered a Material Contract if it were entered into at or prior to the date hereof;

(l) amend, modify or waive any term of any outstanding security of the Company or any of its Subsidiaries, except (i) as required by this Agreement, (ii) in connection with accelerating the vesting schedules of the Company Stock Options or (iii) in connection with terminating the Company Stock Options and the Company Stock Plans;

(m) enter into, or amend, any labor or collective bargaining agreement, memorandum or understanding, or any other agreement or commitment to or relating to any labor union, except as required by Law;

(n) adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than any transaction specifically contemplated by this Agreement);

(o) make any material Tax election or settle or compromise any material United States federal, state or local income Tax liability, except as required by applicable Law;

(p) dispose of any rights to any material Company Intellectual Property which is necessary to conduct the business as currently being conducted or disclose any material Company trade secrets or material trade secrets of any Subsidiary of the Company to any Person other than Parent or in the ordinary course of business to Persons subject to confidentiality obligations; or

(q) announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

SECTION 5.02 Control of the Company’s Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement; provided that Parent shall have a reasonable opportunity to review and comment on the Proxy Statement (and any amendments thereto) before it is filed. Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement, and the Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the date of this Agreement. The Company and Parent shall promptly notify each other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide each other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. If at any time prior to the Company Stockholders’ Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

SECTION 6.02 Company Stockholders’ Meeting. As promptly as practicable after the SEC indicates that it has no further comments on the Proxy Statement, the Company, acting through the Company Board, and in accordance with applicable Law, shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. Unless this Agreement shall have been terminated in accordance with Section 8.01, the Company shall hold the Company Stockholders’ Meeting regardless of whether the Company Board has effected a Change of Recommendation. The Company Board shall (a) recommend to holders of the Shares that they adopt this Agreement, (b) include such recommendation in the Proxy Statement and (c) use its reasonable best efforts to solicit and obtain the Stockholder Approval (including, if requested by Parent, engaging a proxy solicitation firm), except to the extent the Company Board determines in its reasonable judgment that the making of, or failure to withdraw, qualify or modify, such recommendation would violate the fiduciary duties of the Company Board under applicable Law.

SECTION 6.03 Access to Information; Confidentiality.

(a) Except as otherwise prohibited by applicable Law, from the date of this Agreement until the Effective Time, the Company shall (and shall cause its Subsidiaries to): (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, financing sources, agents and other representatives (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof, and (ii) use commercially reasonable efforts to furnish promptly to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be obligated to permit Parent or its Representatives to conduct any environmental testing or sampling of properties, offices or other facilities of the Company or its Subsidiaries. Parent will use reasonable efforts to minimize any disruption to the business of the Company and its Subsidiaries which may result from the requests for access, data and information hereunder.

(b) All information obtained by Parent or its Representatives pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated November 19, 2010, (the “Confidentiality Agreement”), between Parent and the Company.

SECTION 6.04 Solicitation of Transactions.

(a) No Solicitation. The Company agrees that neither it nor any of its Subsidiaries shall, and that it shall direct its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide any non-public information of the Company or its Subsidiaries to any Person relating to, or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (other than informing persons of the existence of the provisions contained in this Section 6.04), or (iii) enter into any agreement, arrangement or understanding contemplating or relating to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, it is understood and agreed that any determination or action by the Company Board permitted under Section 6.04(b), (g) or (h) or Section 8.01(h) shall not be deemed to be a breach of this Section 6.04(a).

(b) Permitted Conduct. Notwithstanding anything to the contrary in this Section 6.04, prior to receipt of the Company Stockholder Approval, nothing contained in this Agreement shall prevent the Company, or the Company Board, from (i) furnishing non-public information to, or entering into discussions or negotiations with, any Person in connection with a bona fide written Acquisition Proposal by such Person, if (A) such Acquisition Proposal was made after the date of this Agreement and shall remain available (in original or modified form), (B) such Acquisition Proposal was not solicited, initiated, knowingly encouraged or facilitated after the date of this Agreement in breach of, and did not otherwise result from a breach of, Section 6.04(a), (C) the Company Board determines in good faith, after consultation with its outside counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, (D) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Person, the Company receives from such Person an executed confidentiality agreement with terms no less favorable in all material respects to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement) (an “Acceptable Confidentiality Agreement”) and (E) prior to furnishing such non-public information or providing access to its properties, books or records, the Company has complied with the provisions of Section 6.04(d); or (ii) complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) (a “Tender Offer Communication”); provided that, with respect to this clause (ii), any Change of Recommendation is made in compliance with Section 6.04(g).

(c) Parent’s Right to Negotiate Following a Superior Proposal. The Company agrees that, in the event that it receives a Superior Proposal, for the five (5) business day period commencing on the date on which it delivers notice of such Superior Proposal to Parent in accordance with the last sentence of Section 6.04(d), it shall, if requested by Parent, negotiate in good faith with, and cause its financial and legal advisors to negotiate in good faith with, Parent to amend the terms of this Agreement so that the offer previously constituting a Superior Proposal would no longer constitute a Superior Proposal (it being understood and agreed that any material amendment to the financial terms or any other material term of any such Superior Proposal shall require a new notice to Parent regarding such Superior Proposal and a new five (5) business day period and related negotiation obligation).

(d) Notification of Acquisition Proposals. The Company shall notify Parent promptly (and in any event within two (2) business days) in writing after receipt by the Company (or its Representatives) of any Acquisition Proposal, any inquiries or contacts that are reasonably likely to lead to an Acquisition Proposal or any request for non-public information or access to the properties, books or records of the Company relating to or which could reasonably be expected to lead to an Acquisition Proposal. Such notice shall be made in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The Company shall (i) continue to keep Parent informed, on a prompt basis (and in any event within two (2) business days), of the status of any material developments (including any changes or adjustments made to or proposed to be made to the terms of any such Acquisition Proposal), (ii) provide to Parent promptly (and in any event within two (2) business days) after receipt or delivery thereof copies of the Acquisition Proposal, letters and other written communications received by the Company from such offeror (including any amendments or supplements); provided that the Company shall not be required to disclose its internal analyses relating to any such Acquisition Proposal, and (iii) provide to Parent a list of, and copies of, the due diligence information provided to the Person making such inquiry, contact, proposal, offer or request concurrently with delivery to such Person and immediately provide Parent with access to all due diligence information to which the Person making such inquiry, contact, proposal, offer or request was provided access (except for any such information previously provided to Parent), in the case of clause (iii), subject to the right of the Company to withhold such portions of information relating to pricing or other matters that are highly sensitive if the exchange of such information, as reasonably determined by the Company’s outside legal counsel, would be reasonably likely to result in antitrust difficulties for the Company or in connection with the Merger, provided that in accordance with the Clean Team Confidentiality Agreement, dated as of June 29, 2011 (the “Clean Team Agreement”), by and between Parent and the Company, the Permitted Representatives (as defined in the Clean Team Agreement) shall be provided access to such sensitive information. The Company shall promptly provide to Parent reasonable advance written notice of any scheduled meeting of the Company Board to consider whether an Acquisition Proposal is a Superior Proposal.

(e) The Company shall immediately cease and cause to be terminated all existing activities, discussions or negotiations by it, its Subsidiaries and their respective Representatives with any Person other than Parent conducted heretofore with respect to any Acquisition Proposal. The Company also agrees, if it has not already done so, to promptly request each Person, if any, that has heretofore executed a confidentiality agreement within twelve (12) months prior to the date hereof in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or its Subsidiaries. The Company shall not modify, amend or terminate, or waive, assign or release any material rights or claims, or grant any consent under, any confidentiality agreement relating to any Acquisition Proposal or otherwise under any standstill or similar agreement or fail to fully enforce any such agreement upon the request of Parent. Notwithstanding the foregoing, the Company may grant a consent or waiver under, or otherwise fail to enforce, any such agreement in order to permit a Person to make an unsolicited (after the date of this Agreement) Acquisition

Proposal to the Company, provided that the Company has otherwise complied with this Section 6.04, that upon any grant of waiver or consent, Parent is promptly notified of such waiver or consent and that the Company shall have similarly waived or modified any similar provision in the Confidentiality Agreement as it relates to Parent.

(f) The Company shall take such action as is necessary to inform promptly its Representatives of the provisions of this Section 6.04. The Company agrees that any violation of this Section 6.04 by any of the Company’s Subsidiaries or any of its Representatives shall be deemed to be a breach of this Section 6.04 by the Company.

(g) Change of Recommendation. Neither the Company Board nor any committee thereof shall (i) fail to make, withdraw or modify in a manner adverse to Parent, or publicly propose to withdraw or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal or (iii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal (each of (i) and (iii), “Specified Conduct”). Notwithstanding the provisions of Section 6.04(a) and the foregoing provisions of this Section 6.04(g), if, (x) prior to receipt of the Company Stockholder Approval, (A) the Company Board shall have determined in good faith, after consultation with outside counsel, that compliance with the preceding sentence would be inconsistent with its fiduciary duties under applicable Law (a “Fiduciary Determination”), (B) the Company Board has notified Parent in writing of the determination described in clause (A), which notice shall specify in reasonable detail the material events giving rise thereto (a “Determination Notice”), and (C) at least five (5) business days following receipt by Parent of the Determination Notice, and taking into account any revised proposal made by Parent since receipt of the Determination Notice, the Company Board maintains its Fiduciary Determination, provided, that, during such period after receipt by Parent of such notice, the Company has, if requested by Parent, negotiated in good faith with, and caused the Company’s financial and legal advisors to negotiate in good faith with, Parent to attempt to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the Transactions, or (y) at any time the Company Board shall have made a Fiduciary Determination in connection with a Tender Offer Communication, then the Company Board may (1) engage in any of the Specified Conduct (a “Change of Recommendation”), it being understood that, for the avoidance of doubt, neither the approval or delivery of a Determination Notice shall be deemed a Change of Recommendation, and/or (2) upon termination of this Agreement in accordance with Section 8.01(h) and concurrent payment of the Termination Fee in accordance with Section 8.03 (it being understood and agreed that such termination shall not be effective until payment of such Termination Fee), approve and enter into an agreement relating to a Superior Proposal. Nothing in this Section 6.04 shall permit the Company to terminate this Agreement except as specifically provided in Article VIII or affect any other obligation of the Company under this Agreement.

(h) Nothing contained in this Section 6.04 or otherwise in this Agreement shall prohibit the Company from making any disclosure to its stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure so to disclose would result in a breach of applicable Law (including Delaware Law and the federal securities Laws).

SECTION 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Certificate of Incorporation of the Company and set forth in any indemnification agreement currently in effect between the Company and any officer, director, employee or former officer, former director or former employee, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees or fiduciaries of the Company or any of its Subsidiaries; and provided, that, in the event that any claim for indemnification is asserted or made within such six (6) year period, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

(b) After the Effective Time, the Surviving Corporation and Parent shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director and officer of the Company and each of its Subsidiaries (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of, or pertaining to any action or omission in his or her capacity as an officer, director, employee, fiduciary or agent, occurring on or before the Effective Time, to the same extent as provided in the Certificate of Incorporation of the Company or any other applicable contract or agreement in effect on the date hereof. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received (provided the applicable Indemnified Party provides an undertaking to repay all advanced expenses if it is finally judicially determined that such Indemnified Party is not entitled to indemnification) and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without the Surviving Corporation’s written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that the Surviving Corporation shall not be obligated pursuant to this Section 6.05(b) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single action.

(c) The Surviving Corporation shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time from an insurer with an insurer financial strength rating by A.M. Best Co. of at least “A” or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Effective Time; for the avoidance of doubt, the Company may purchase such “tail” policies at its option prior to the Effective Time, and, in such case Parent shall cause such policies to remain in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, however, that in no event shall the Surviving Corporation be required (or the Company be permitted) to expend pursuant to this Section 6.05(c) more than an amount per year equal to 250% of the current annual premiums paid by the Company for such insurance (whether such insurance was obtained by the Surviving Corporation or by the Company prior to the Effective Time); provided, further, that, if the aggregate annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) This Section 6.05 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors and officers of the Company or its Subsidiaries and their respective heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation assume and honor the obligations set forth in this Section 6.05. The agreements and covenants contained in this Section 6.05 shall not be deemed to be exclusive of any other rights to which any such present or former director or officer or other Indemnified Party is entitled, whether pursuant to Law, contract, Organizational Document or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policy.

(e) From and after the Closing, Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.05.

SECTION 6.06 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any written notice or other written communication the subject matter of which is or reasonably could be material to the Company, the Surviving Corporation, Parent or the consummation of the Transactions in accordance with this Agreement, and that is (i) from any Person (and the written response thereto of the Company or its Subsidiaries or Parent, as the case may be, or its or their Representatives) alleging that the consent of such Person is or may be required in connection with this Agreement or the Transactions, (ii) from any Governmental Authority (and the written response thereto of the Company or its Subsidiaries or Parent, as the case may be, or its or their Representatives) in connection with this Agreement or the Transactions and (iii) except in the event the Company Board shall have effected a Change of Recommendation, from or to the SEC, (b) the existence of any event or circumstance that would be likely to cause any condition to the obligations of any party hereto to effect the Merger and the other Transactions not to be satisfied and (c) the failure of the Company, Merger Sub or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other Transactions not to be satisfied; provided, however, that failure to give prompt notice pursuant to this Section 6.06 shall not be taken into account for purposes of determining whether the conditions referred to in Section 7.01, Section 7.02 and Section 7.03 shall have been satisfied, except to the extent that the underlying fact or circumstance not so notified would, together with such failure to give prompt notice, constitute a failure to satisfy the conditions referred to in Section 7.01, Section 7.02 and Section 7.03.

SECTION 6.07 Efforts; Further Actions.

(a) Except with respect to matters arising under Antitrust Laws, upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions and (ii) obtain from Governmental Authorities and third parties any consents, licenses, permits, waivers, approvals, authorizations or orders set forth on Section 3.05(a)(iii) of the Company Disclosure Letter.

(b) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under Antitrust Law to consummate the Transactions at the earliest practicable date, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act or Foreign Antitrust Laws; (ii) using best efforts to defend all lawsuits and other proceedings by or before any Governmental Authority or by any private party challenging this Agreement or the consummation of the Merger; and (iii) using best efforts to resolve any objection asserted with respect to the Transactions under any Antitrust Law and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action under any Antitrust Laws that would prevent, prohibit, restrict or delay the consummation of the Transactions.

(c) In furtherance and not in limitation of the provisions of Section 6.07(b), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than ten (10) business days from the date of this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act and, as soon as practicable, prepare and make any other filings required pursuant to Foreign Antitrust Laws. Parent shall pay all filing fees for the filings required under the HSR Act or the Foreign Antitrust Laws by the Company and Parent.

(d) If a party receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the Transactions, including a Request for Documentary and other Additional Information under the HSR Act (the “Second Request”), then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response that is in substantial compliance with such Second Request pursuant to 16 C.F.R. 803.6(b).

(e) The parties shall keep each other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Authority, including:

(i) cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Authorities and as to the contents of all communications with such Governmental Authorities. In particular, to the extent permitted by Law or Governmental Authority, no party will make any notification in relation to the Transactions without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Authorities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii) furnishing to each other all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law in connection with the Transactions;

(iii) promptly notifying each other of any communications from or with any Governmental Authority with respect to the Transactions and ensuring to the extent permitted by Law or Governmental Authority that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Authority with respect to the Transactions;

(iv) consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to Antitrust Laws; and

(v) without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with each other in defending all lawsuits and other proceedings by or before any Governmental Authority challenging this Agreement or the consummation of the Transactions.

(f) In addition, subject to Section 6.07(g), Parent shall take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws to consummate the Transactions, including using its best efforts to obtain the expiration of all waiting periods and obtain all other approvals and any other consents required to be obtained in order for the parties to consummate the Transactions. Notwithstanding anything to the contrary set forth in this Agreement, subject to Section 6.07(g), Parent shall commit to: (i) selling, divesting, or otherwise conveying particular assets (including inventory required during post-sale or divestiture transition periods), categories, portions or parts of assets or businesses of Parent and its Subsidiaries; (ii) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) licensing, holding separate or entering into similar arrangements with respect to the assets or business of Parent or its Subsidiaries or the assets or business of the Company and its Subsidiaries; and (iv) terminating any and all existing relationships and contractual rights and obligations relating to any of the assets, categories, portions or parts of an asset or business referred to in clauses (i)-(iii) to the extent divested, licensed or held separate, as a condition to obtaining any and all expirations of waiting periods under the HSR Act or Foreign Antitrust Laws or consents from any Governmental Authority necessary to consummate the Transactions.

(g) Nothing contained in this Agreement or Section 6.07(f) requires Parent or the Company to take, or cause to be taken, any action with respect to any of the assets, businesses or product lines of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries, or any combination thereof, if such action in aggregate would exceed the Detriment Limit. For purposes of this Agreement, the “Detriment Limit” would be exceeded if the assets, businesses or product lines required to be divested or held separate in order to obtain actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals under Antitrust Laws accounted for more than $50,000,000 of revenue of the Company and its Subsidiaries, on a consolidated basis, for the 12 months ended November 30, 2010; provided, however, that the parties agree that the calculation of revenue above shall be measured by reference to the revenue of the Company and its Subsidiaries (except for Brazil which is covered in the proviso below) for each overlapping asset, business or product line so required to be divested or held separate, regardless of whether such assets, businesses or product lines are those of Parent and/or its Subsidiaries or the Company and/or its Subsidiaries; provided, further, that with respect to Brazil, the parties agree that the calculation of revenue above shall be measured by reference to the revenue of Parent and its Subsidiaries for products manufactured and sold in Brazil, on a consolidated basis, for the 12 months ended November 30, 2010, for each overlapping asset, business or product line so required to be divested or held separate, regardless of whether such assets, businesses or product lines so divested or held separate are those of Parent and/or its Subsidiaries or the Company and/or its Subsidiaries. If requested by Parent, the Company will agree to any action contemplated by this Section 6.07(g), provided that the effectiveness of any such agreement or action is conditioned on the consummation of the Merger. The foregoing agreement in this Section 6.07(g) is made solely to facilitate the Closing and does not constitute a representation or admission that the Merger, if consummated without any modification, would violate any Antitrust Law or that agreeing to the divestitures, hold separate conditions or other restrictions permitted herein or suggested by any Person or authority acting under any Law would not be harmful to the parties.

(h) Parent shall be entitled to direct the antitrust defense of the transaction contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Authority or other person relating to the Merger or regulatory filings under applicable Antitrust Law, subject to the provisions of Section 6.07(b), (c), (d), (e), (f), (g) and (i). The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. The Company shall use its best efforts to provide full and effective support of Parent in all material respects in all such negotiations and discussions to the extent requested by Parent.

(i) Notwithstanding the foregoing, commercially or competitively sensitive information and materials of a party will be provided to the other party (i) on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial or competitively sensitive information has been redacted available to the other party or (ii) in accordance with the Clean Team Agreement.

SECTION 6.08 Public Announcements. The Company and Parent agree that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final reasonable discretion of the disclosing party).

SECTION 6.09 Employment and Employee Benefits Matters; Other Plans.

(a) From the Effective Time, and subject to Section 6.09(b), the employees of the Company and its Subsidiaries who remain in the employment of Parent, the Surviving Corporation or their Subsidiaries shall (i) be eligible to participate in all benefit plans and programs provided by Parent and its Subsidiaries as are provided to similarly situated employees of Parent and its Subsidiaries, and (ii) be subject to the compensation plans, policies and practices of Parent and its Subsidiaries applicable to similarly situated employees.

(b) After the Effective Time, Parent shall make or cause the Surviving Corporation to make all payments due under any and all applicable bonus or other agreements between the Company and any of its employees, including all management stability agreements, long-term incentive bonus agreements and incentive bonus agreements.

(c) From and after the Effective Time, Parent (i) shall credit each employee of the Company or any of its Subsidiaries at the Effective Time with the portion of such employee’s service that is recognized as of the Effective Time under the Company Benefit Plans (including for vacation purposes) for all purposes under Parent’s plans or programs, except for benefit accrual service under any defined benefit pension plan or to the extent that such crediting would result in duplication of benefits, and (ii) shall waive any exclusion or limitation with respect to pre-existing conditions under Parent’s group health plan and shall provide that any out-of-pocket health expenses incurred by an employee of the Company or any of its Subsidiaries or his or her covered dependents prior to the Effective Time in the plan year in which the Closing occurs shall be taken into account under Parent’s group health plan for purposes of satisfying applicable deductible coinsurance and maximum covered health benefit claims for services rendered on and after the Effective Time.

SECTION 6.10 Takeover Statutes. The Company shall use its reasonable best efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law on the Merger and the other transactions contemplated by this Agreement.

SECTION 6.11 Company Indebtedness. In consultation with Parent, the Company shall cooperate with and provide reasonable assistance to Parent prior to the Closing (a) to assist Parent in assuming or paying off all indebtedness for borrowed money and (b) to back or to replace, as necessary, any outstanding letters of credit or surety bonds maintained or provided by the Company or its Subsidiaries effective as of the Effective Time.

SECTION 6.12 Non-Solicitation of Employees. If this Agreement is terminated prior to the Effective Time, Parent will not and will cause its affiliates not to, for a period of eighteen (18) months thereafter, without the prior written consent of the Company, solicit (other than a solicitation by general advertisement) any person who is (a) an executive officer, senior manager, or sales manager of the Company or any Subsidiary or (b) an employee of the Company or any Subsidiary involved in research and development, at the date hereof or at any time hereafter that precedes such termination, to terminate his or her employment with the Company or any Subsidiary. Parent agrees that any remedy at law for any breach by Parent (whether in connection with its own actions or those of its affiliates) of this Section 6.12 would be inadequate, and that the Company would be entitled to injunctive relief in such a case. If it is ever held that this restriction on Parent is too onerous and is not necessary for the protection of the Company, Parent agrees that any court of competent jurisdiction may impose such lesser restrictions which such court may consider to be necessary or appropriate to properly protect the Company.

SECTION 6.13 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement in accordance with and subject to the terms and conditions set forth in this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Certificate of Incorporation.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect that makes the Merger illegal or otherwise prohibits consummation of the Merger.

(c) Antitrust Laws. Any waiting period (and any extension thereof) under any Antitrust Law applicable to the consummation of the Merger shall have expired or terminated.

SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in the first, second, fifth and sixth sentences of Section 3.03(a) shall be true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, solely in the case of clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer on behalf of the Company and certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) No Material Adverse Effect. No effect, event, change or state of facts shall have occurred since the date of this Agreement and is continuing that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

(e) Appraisal Rights. The aggregate number of shares of Company Common Stock at the Effective Time, the holders of which have demanded purchase of their shares of Company Common Stock in accordance with the provisions of Section 262, shall not equal 10% or more of the shares of Company Common Stock outstanding as of the record date for the Company Stockholders’ Meeting.

SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer on behalf of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any requisite adoption of this Agreement and the Transactions by the stockholders of the Company, and whether before or after the stockholders of the Company have approved this Agreement at the Company Stockholders’ Meeting, as follows (with any termination by Parent also being an effective termination by Merger Sub) (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if the Effective Time shall not have occurred on or before March 31, 2012 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; provided further, that if all of the conditions of the Closing set forth in Article VII (other than the conditions set forth in Section 7.01(c) and those conditions that by their terms are to be satisfied at the Closing or at the Effective Time) shall have been satisfied, then (i) the Company may from time to time upon written notice to Parent unilaterally extend the Outside Date until July 31, 2012, and (ii) Parent may from time to time upon written notice to the Company unilaterally extend the Outside Date by the number of days, beginning sixty (60) days after receipt of a Second Request, that Parent has, and the Company has not, certified substantial compliance with the Second Request pursuant to 16 C.F.R. 803.6(b), provided that such date shall not be extended by Parent beyond June 30, 2012;

(c) by either Parent or the Company, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) or taken any other action (including the failure to have taken an action) that has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall have complied with Section 6.07 in all material respects;

(d) by Parent, if neither Parent nor Merger Sub is in material breach of its representations, warranties, covenants and agreements under this Agreement, and if (i) any of the representations and warranties of the Company herein become untrue or inaccurate such that Section 7.02(a) would not be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that Section 7.02(b) would not be satisfied, and, in either such case, such breach (if curable) has not been cured within twenty (20) days after notice to the Company;

(e) by the Company, if the Company is not in material breach of its representations, warranties, covenants and agreements under this Agreement, and if (i) any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that Section 7.03(a) would not be satisfied, or (ii) there has been a breach on the part of Parent or Merger Sub of any of its covenants or agreements herein such that Section 7.03(b) would not be satisfied, and, in either such case, such breach (if curable) has not been cured within twenty (20) days after notice to Parent;

(f) by either Parent or the Company, if this Agreement shall fail to receive the Company Stockholder Approval at the Company Stockholders’ Meeting (as adjourned or rescheduled);

(g) by Parent, if the Company Board shall have (i) effected a Change of Recommendation or (ii) recommended or approved any Acquisition Proposal;

(h) by the Company, if prior to receipt of the Company Stockholder Approval, the Company Board has determined to accept a Superior Proposal in accordance with Section 6.04; provided that the Company’s right to terminate this Agreement under this Section 8.01(h) shall not be available if the Company willfully and materially breached Section 6.04 in connection with such Superior Proposal; or

(i) by Parent, if the Company or any of its Subsidiaries or any of its or their respective Representatives, directly or indirectly, shall have materially breached any of their covenants or obligations under Section 6.04, and such breach (if curable) has not been cured within two (2) business days after notice to the Company.

SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (except that the provisions of Sections 3.22 and 4.06 (Brokers), Section 6.03(b) (Confidentiality), Section 6.08 (Public Announcements), Section 6.12 (Non-Solicitation of Employees), this Article VIII (Termination, Amendment and Waiver) and Article IX (General Provisions) shall survive any such termination); provided, however, that subject to Section 8.03, nothing in this Section 8.02 shall relieve any party from liability at law or in equity for any willful breach of this Agreement prior to such termination.

SECTION 8.03 Fees and Expenses.

(a) Except as otherwise set forth in this Section 8.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such

Expenses, whether or not the Merger or any other Transaction is consummated; provided, however, that nothing in this Section 8.03(a) shall relieve any party from liability at law or in equity for any willful breach of this Agreement prior to the Termination Date. “Expenses”, as used in this Agreement, of a party shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees), the solicitation of stockholder approvals, filings under Antitrust Laws and all other matters related to the closing of the Merger and the other Transactions.

(b) The parties agree that if this Agreement shall be terminated:

(i) by Parent pursuant to Section 8.01(d), then (A) the Company shall pay Parent the amount of Parent’s Termination Expenses and (B) if, concurrently with such termination or within twelve (12) months of the Termination Date an Acquisition Proposal more favorable from a financial point of view to the holders of Company Common Stock is consummated, then the Company shall pay Parent the Termination Fee; or

(ii) by the Company pursuant to Section 8.01(e), then Parent shall pay the Company the amount of the Company’s Termination Expenses unless a Material Adverse Effect has occurred and is continuing such that Section 7.02(d) would not be satisfied; or

(iii) by Parent or the Company pursuant to Section 8.01(f), then (A) if, as of the Company Stockholders’ Meeting any Acquisition Proposal has been publicly announced and not withdrawn, the Company shall pay Parent the amount of Parent’s Termination Expenses and (B) if, concurrently with such termination or within twelve (12) months of the Termination Date any Acquisition Proposal is consummated, the Company shall pay Parent the amount of Parent’s Termination Expenses (if not required to be paid pursuant to clause (A)) and the Termination Fee; or

(iv) by Parent pursuant to Section 8.01(g) or by the Company pursuant to Section 8.01(h), then the Company shall pay Parent the amount of Parent’s Termination Expenses and the Termination Fee; or

(v) by Parent pursuant to Section 8.01(i), then (A) if, at or prior to the Termination Date, an Acquisition Proposal shall have been publicly announced, the Company shall pay to Parent the amount of Parent’s Termination Expenses and (B) if, concurrently with such termination or within twelve (12) months of the Termination Date any Acquisition Proposal (which need not be the same Acquisition Proposal as the Acquisition Proposal described above that shall have been publicly announced on or prior to the Termination Date) is consummated, the Company shall pay Parent the amount of Parent’s Termination Expenses (if not required to be paid pursuant to clause (A)) and the Termination Fee;

provided, however, that in any of the events described in clauses (i) through (v) above, such Termination Expenses or Termination Fee shall not be payable to the Company or Parent if such party (or, in the case of Parent, Merger Sub) that would be entitled to receive such amount(s) is in breach of any of its representations, warranties, covenants or agreements in this Agreement as of the Termination Date such that the conditions of the Closing set forth in Section 7.02 or Section 7.03, respectively, would not be satisfied.

(c) The Termination Fee shall be paid to Parent or its designee in immediately available funds within two (2) business days of the occurrence of all of the events giving rise to the obligation to pay the Termination Fee. The Termination Expenses shall be paid to the appropriate party or its designee in immediately available funds within five (5) business days after receipt from such party of reasonable documentation with respect to such Termination Expenses. Notwithstanding the foregoing, in the case of a termination by the Company pursuant to Section 8.01(h), the Termination Fee shall be paid concurrent with, and as a condition to the effectiveness of, such termination.

(i) For purposes of this Agreement, “Termination Fee” means an amount equal to $20,000,000.

(ii) For purposes of this Agreement, “Termination Expenses” means an amount, not to exceed $2,500,000, equal to the reasonably documented Expenses of the appropriate party.

(d) Nature of Fees. It is understood by the parties that in no event shall the Company be required to pay more than one Termination Fee to Parent. The parties agree that the agreements contained in this Section 8.03 are an integral part of the Transactions and the Termination Fee constitutes liquidated damages and not a penalty. The parties further agree that if the Company is or becomes obligated to pay a Termination Fee pursuant to this Section 8.03, the right to receive such Termination Fee and the Termination Expenses shall be the sole and exclusive remedy of Parent and its affiliates against the Company and any of its former, current or future directors, officers, stockholders, affiliates, employees or agents (or any of their successors or permitted assignees) or against any former, current or future director, officer, general or limited partner, stockholder, member, manager, controlling person, affiliate, employee or agent of any of the foregoing (or any of their successors or permitted assignees) (collectively, together with the Company, the “Company Parties”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise in connection with this Agreement, and upon payment of such amounts, none of the Company Parties shall have any further liability or obligation arising out of or relating to this Agreement or the Transactions and in no event shall Parent or its affiliates seek, or be entitled to, any equitable relief or equitable remedies of any kind whatsoever, including specific performance; provided, however, that except as expressly provided in this Section 8.03(d), any and all remedies expressly conferred upon a party to this Agreement (including the right of the Company or Parent to receive the Termination Expenses) shall be cumulative with, and not exclusive of, any other rights or remedies contained in this Agreement, at law or in equity.

(e) Nonpayment of Fees. Notwithstanding anything to the contrary contained in this Section 8.03: (i) in the event that the Company shall fail to pay the Termination Fee or any

Termination Expenses when due, the Company shall reimburse Parent and Merger Sub for all reasonable costs and expenses actually incurred or accrued by Parent or Merger Sub (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee from the date such fee was required to be paid at the prime rate as reported in the Wall Street Journal on the date such fee was required to be paid, and (ii) in the event that Parent shall fail to pay any Termination Expenses when due, Parent shall reimburse the Company for all reasonable costs and expenses actually incurred or accrued by the Company (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee from the date such fee was required to be paid at the prime rate as reported in the Wall Street Journal on the date such fee was required to be paid.

SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the Company Stockholder Approval has been obtained, no amendment shall be made except as allowed under applicable Law. This Agreement may not be amended except by an instrument in writing specifically designated as an amendment hereto, signed by each of the parties hereto.

SECTION 8.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall terminate at the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part at or after the Effective Time and (b) this Article IX.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (a) on the date of delivery if delivered personally, (b) on the first (1st) business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the third (3rd) business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

National Oilwell Varco, Inc.

7909 Parkwood Circle Drive

Houston, Texas 77036

Facsimile No.: (713) 346-7995

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Locke Lord Bissell & Liddell LLP

600 Travis Street

2800 JPMorgan Chase Tower

Houston, Texas 77002

Facsimile No: (713) 223-3717

Attention: Michael T. Peters

if to the Company:

Ameron International Corporation

245 South Los Robles Avenue

Pasadena, California 91101-2820

Facsimile No.: (626) 683-4050

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

Facsimile No.: (213) 229-6504

Attention: Jeffrey A. Le Sage

SECTION 9.03 Certain Definitions.

(a) For purposes of this Agreement:

(i) “Acquisition Proposal” means any contract, offer or proposal (whether or not delivered to the stockholders of the Company) with respect to any potential or proposed (A) tender or exchange offer, merger, consolidation, business combination or similar transaction involving the Company or its Subsidiaries (which Subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise of any business or assets of the Company or its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, (C) issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (D) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of the Company or (E) combination of the foregoing (in each case, other than the Merger).

(ii) “affiliate” of a specified Person means a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

(iii) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(iv) “beneficial owner,” with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

(v) “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

(vi) “Company Benefit Plan” means, whether or not written, (i) each material employment, bonus, incentive compensation, stock purchase, stock option, phantom or other stock-based award, fringe benefit, employee loan, hospitalization or other medical, life or other insurance, supplemental unemployment benefits plan, program, agreement or arrangement, (ii) each severance or termination pay, retention, change in control, collective bargaining, deferred compensation, profit-sharing, pension or retirement plan, program, agreement (including employment agreements that provide for the benefits described in this clause (ii)) or arrangement, and (iii) each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA), program, agreement (including employment agreements) or arrangement, whether or not subject to ERISA, maintained or contributed to or required to be contributed to by (A) the Company, (B) any Subsidiary of the Company or (C) any ERISA Affiliate, for the benefit of any current or former employee, director, consultant or member of the Company or any of its Subsidiaries.

(vii) “Company Leased Real Property” means the real property leased by the Company or any of its Subsidiaries, as tenant or subtenant (as the case may be), together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently located thereon and all fixtures, systems and equipment attached or appurtenant to the Company’s or its Subsidiary’s leasehold interest.

(viii) “Company Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems and equipment of the Company or any of its Subsidiaries attached or appurtenant thereto and all right, title and interest of the Company or any of its Subsidiaries to easements, licenses, rights and appurtenances relating to the foregoing.

(ix) “Company Real Property” means, collectively, the Company Owned Real Property and the Company Leased Real Property.

(x) “Company Restricted Shares” means shares of Company Common Stock subject to vesting and other forfeiture restrictions or repurchase conditions, whether or not issued pursuant to the Company Stock Plans.

(xi) “Company Stock Plans” means the Company’s 2001 Stock Incentive Plan, 2004 Stock Incentive Plan, and any other stock option plans, restricted stock plans and other agreements to grant options to purchase Company Common Stock or receive shares of restricted stock of the Company, as amended through the date of this Agreement.

(xii) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

(xiii) “Equity Interest” means (A) with respect to a corporation, any and all classes or series of shares of capital stock, (B) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (C) with respect to any other Person, any other security representing any ownership interest or participation in such Person.

(xiv) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

(xv) “ERISA Affiliate” means any entity or any trade or business, whether or not incorporated, with whom the Company or any of its Subsidiaries is or was deemed a “single employer” under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(xvi) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(xvii) “Foreign Antitrust Laws” means antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership.

(xviii) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(xix) “knowledge of the Company” or “Company’s knowledge” means the actual knowledge after due inquiry of the employees of the Company and its Subsidiaries listed on Section 9.03(xix) of the Company Disclosure Letter.

(xx) “Liens” means, with respect to any asset, mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

(xxi) “Material Adverse Effect” means any effect, event, change or state of facts that, individually or in the aggregate, (A) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) materially delays, could reasonably be expected to materially delay or has a material adverse effect on, the ability of the Company and its Subsidiaries to perform their obligations under this Agreement or to consummate the Transactions in accordance with the terms hereof, other than in the case of either clause (A) or (B), any such effects, events, changes or state of facts resulting from: (1) changes in general economic, financial market, business or geopolitical conditions, to the extent such changes do not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to the segments of the business (including business divisions) of the participants that compete in the Company’s industry, (2) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, to the extent such changes do not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to the segments of the business (including business divisions) of the participants that compete in the Company’s industry, (3) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (4) any change in the Company’s stock price or trading volume, in and of itself (for the avoidance of doubt, this clause (4) shall not preclude Parent from asserting that the underlying cause of any such change in stock price or trading volume is a Material Adverse Effect), (5) the Company’s failure in and of itself to meet any internal or published projections, forecasts or other predictions or published industry analyst expectations of financial performance (for the avoidance of doubt, this clause (5) shall not preclude Parent from asserting that the underlying cause of any such failure is a Material Adverse Effect), (6) any outbreak or escalation of hostilities or war or any act of terrorism, (7) the announcement of this Agreement, including the impact thereof on the general relationships of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors or partners, (8) any action that is required by this Agreement, (9) any of the circumstances expressly set forth in the Company Disclosure Letter, or (10) any actions taken (or omitted to be taken) at the request or with the express written consent of Parent.

(xxii) “Permitted Lien” means: (A) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (B) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s or materialmen’s Liens or security interests (i) arising in the ordinary course of business in a manner consistent with past practice that are not yet due or (ii) that are being contested in good faith and by appropriate proceedings; (C) Liens disclosed on Section 9.03(a)(xxii) of the Company Disclosure Letter; (D) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (E) such imperfections or irregularities of title, easements, rights of way and other Liens, whether or not of record, that do not materially affect the use or value of the properties or assets subject thereto for the purposes for which they are currently being used; or (F) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Reports on Form 10-K for the years ended November 30, 2009 or November 30, 2010, or the Company’s Quarterly Reports on Form 10-Q for the period ended February 27, 2011.

(xxiii) “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

(xxiv) “properties” means any real property owned or leased by the Company or any of its Subsidiaries (including the Company Real Property).

(xxv) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

(xxvi) “Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which such person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.

(xxvii) “Superior Proposal” means any bona fide unsolicited written Acquisition Proposal on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors and after taking into account all material legal, financial, strategic, regulatory and other aspects of such proposal and the party making such proposal, (A) to be more favorable from a financial point of view to the holders of Company Common Stock and Company Stock Options than the Merger, taking into account all the terms and conditions of this Agreement (including any proposal by Parent to amend the terms of the Merger or this Agreement) and (B) is reasonably likely to be consummated; provided, that for purposes of this definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptable Confidentiality Agreement	Section 6.04(b)
Acquisition Proposal	Section 9.03(a)(i)
Action	Section 3.10
affiliate	Section 9.03(a)(ii)
Agreement	Preamble
Antitrust Law	Section 9.03(a)(iii)
beneficial owner	Section 9.03(a)(iv)
Book-Entry Shares	Section 2.02(b)
business day	Section 9.03(a)(v)
Certificate of Merger	Section 1.03
Certificates	Section 2.02(b)
Change of Recommendation	Section 6.04(g)
Clean Team Agreement	Section 6.04(d)
Closing	Section 1.02
Code	Section 3.11(b)
Company	Preamble
Company Benefit Plan	Section 9.03(a)(vi)
Company Board	Recitals
Company Board Recommendation	Section 3.19(a)
Company Common Stock	Recitals
Company Disclosure Documents	Section 3.08(a)
Company Disclosure Letter	Article III
Company Intellectual Property	Section 3.14
Company Leased Real Property	Section 9.03(a)(vii)
Company Owned Real Property	Section 9.03(a)(viii)
Company Parties	Section 8.03(d)
Company Real Property	Section 9.03(a)(ix)
Company Restricted Shares	Section 9.03(a)(x)
Company Stock Option	Section 2.04(a)
Company Stock Plans	Section 9.03(a)(xi)
Company Stockholder Approval	Section 3.04
Company Stockholders’ Meeting	Section 6.02
Company’s knowledge	Section 9.03(a)(xix)
Confidentiality Agreement	Section 6.03(b)
Contract	Section 3.05(a)
control	Section 9.03(a)(xii)
Determination Notice	Section 6.04(g)
Detriment Limit	Section 6.07(g)
DGCL	Recitals

Dissenting Shares	Section 2.05(a)
DTC	Section 2.02(b)
DTC Payment	Section 2.02(b)
Effective Time	Section 1.03
Environmental Law	Section 3.16(b)(i)
Environmental Permits	Section 3.16(b)(ii)
Equity Interest	Section 9.03(a)(xiii)
ERISA	Section 9.03(a)(xiv)
ERISA Affiliate	Section 9.03(a)(xv)
Exchange Act	Section 9.03(a)(xvi)
Exchange Fund	Section 2.02(a)
Expenses	Section 8.03(a)
Fiduciary Determination	Section 6.04(g)
Financial Statements	Section 3.07(b)
Foreign Antitrust Laws	Section 9.03(a)(xvii)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Hazardous Substance	Section 3.16(b)(iii)
HSR Act	Section 9.03(a)(xviii)
Indemnified Parties	Section 6.05(b)
IRS	Section 3.11(b)
knowledge of the Company	Section 9.03(a)(xix)
Law	Section 3.05(a)
Liens	Section 9.03(a)(xx)
Material Adverse Effect	Section 9.03(a)(xxi)
Material Contracts	Section 3.17(b)
Merger	Recitals
Merger Consideration	Section 2.01(a)
Merger Sub	Preamble
Multiemployer Plan	Section 3.11(c)
NYSE	Section 3.05(b)
Option Payment	Section 2.04(b)
Organizational Documents	Section 3.02
Outside Date	Section 8.01(b)
Outstanding Dividends	Section 2.02(a)
Parent	Preamble
Paying Agent	Section 2.02(a)
Permits	Section 3.06(a)
Permitted Lien	Section 9.03(a)(xxii)
Person	Section 9.03(a)(xxiii)
Preferred Stock	Section 3.03(a)
properties	Section 9.03(a)(xxiv)
Proxy Statement	Section 3.08(a)
Representatives	Section 6.03(a)
Sarbanes-Oxley Act	Section 9.03(a)(xxv)
SEC	Section 3.05(b)

SEC Reports	Section 3.07(a)
Second Request	Section 6.07(d)
Section 262	Section 2.05(a)
Securities Act	Section 3.07(a)
Shares	Section 2.01(a)
Specified Conduct	Section 6.04(g)
Stockholder Approval	Section 3.19(c)
Subsidary or Subsidiaries	Section 9.03(a)(xxvi)
Superior Proposal	Section 9.03(a)(xxvii)
Surviving Corporation	Section 1.01
Takeover Laws	Section 3.19(b)
Tax or Taxes	Section 3.15(j)(i)
Tax Returns	Section 3.15(j)(ii)
Tender Offer Communication	Section 6.04(b)
Termination Date	Section 8.01
Termination Expenses	Section 8.03(c)(ii)
Termination Fee	Section 8.03(c)(i)
Transactions	Section 3.04
WARN Act	Section 3.12(g)

(c) When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

SECTION 9.04 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05 Disclaimer of Other Representations and Warranties. Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties set forth in this Agreement, (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties except to the extent any such materials are addressed in such representation or warranty set forth in this Agreement.

SECTION 9.06 Entire Agreement; Assignment. This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder (but not under the Confidentiality Agreement) to any direct or indirect wholly owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.07 Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than as specifically provided in Section 6.05.

SECTION 9.08 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of (a) the Company and (b) Parent and Merger Sub (except as set forth in Section 8.03(d)), shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (x) any defense in any action for specific performance that a remedy at law would be adequate and (y) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

SECTION 9.09 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Court of Chancery for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that any of them is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper or that this Agreement or the Transactions may not be enforced in or by the above-named court.

SECTION 9.10 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.

SECTION 9.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NATIONAL OILWELL VARCO, INC.

By:	/s/ Merrill A. Miller Jr.

Name:	Merrill A. Miller Jr.
Title:	Chairman, CEO and President

NOV SUB A, INC.

By:	/s/ Merrill A. Miller Jr.

Name:	Merrill A. Miller Jr.
Title:	Chief Executive Officer

AMERON INTERNATIONAL CORPORATION

By:	/s/ James S. Marlen

Name:	James S. Marlen
Title:	Chairman, President and Chief Executive Officer